UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

May 12, 2014

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2

80333 Munich

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Munich, 12 May 2014

Disclosure according to art. 4 para. 2 of the Regulation (EU) no. 2273/2003

The share buyback resolved on 4 November 2013 by the Managing Board of Siemens Aktiengesellschaft, approved by the Supervisory Board on 6 November 2013 and announced by Siemens Aktiengesellschaft in a press release dated 7 November 2013 will commence on 12 May 2014. In the time period until 31 October 2015, treasury shares of the company with a maximum value of EUR 4 billion (excluding incidental transaction charges) shall be repurchased, in total, however, no more than 47.8 million shares. The buyback serves the sole purposes of cancelling and reducing the capital stock, issuing shares to employees, board members of affiliated companies and members of the Managing Board of Siemens AG as well as servicing convertible bonds and warrant bonds. The Managing Board thereby exercises the authorization granted by the Shareholders’ Meeting of Siemens Aktiengesellschaft on 25 January 2011, to acquire treasury shares pursuant to section 71 para. 1 no. 8 of the German Stock Corporation Act (Aktiengesetz, AktG).

A bank is mandated to carry out the buyback, making its decisions on the date of the acquisition of shares independently of, and without influence by the company. The right of Siemens Aktiengesellschaft to terminate the mandate and to confer the mandate to another bank remains unaffected. The share buyback may be terminated, suspended and resumed at any time, subject to compliance with legal provisions.

The buyback shall be conducted at the most favorable terms and in line with the company’s interests; the shares shall be repurchased exclusively on the electronic trading platform of the Frankfurt Stock Exchange (Xetra). In line with the authorization granted by the Shareholders’ Meeting of Siemens Aktiengesellschaft on 25 January 2011, the purchase price per repurchased share (excluding incidental transaction charges) may neither exceed the market price of a Siemens share, as determined at the opening auction in the Xetra trading (or a comparable successor system) on the day of trading, by more than 10%, nor fall below such market price by more than 20%.

The bank is obligated to observe the trade terms of article 5 of Regulation no. 2273/2003 of the Commission of 22 December 2003 (EC Reg.) and all relevant applicable provisions, in particular Rule 10b-18 of the U.S. Securities Exchange Act of 1934. According to the EC Reg., the purchase price may not exceed the price of the last independent trade or the highest current independent bid at the stock exchange where the purchase is carried out, the higher of the two values being relevant. In accordance with the EC Reg., no more than 25 % of the average daily volume of the shares at the stock exchange where the purchase is carried out will be acquired. The average volume of shares is based on the average daily volume traded in the 20 trading days preceding the specific date of purchase.

The transactions will be announced in a way complying with the requirements of art. 4 para. 4 EC Reg. at the latest on the seventh trading day following their execution.

Furthermore, Siemens Aktiengesellschaft will report on the progress of share buyback regularly under www.siemens.com/ir.

Munich, 12 May 2014

Siemens Aktiengesellschaft

The Managing Board

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: May 12, 2014	/s/ LOTHAR WILISCH
	Name:	Lothar Wilisch
	Title:	Senior Manager – Governance & Markets

/s/ DR. SUSANNE ZECH
	Name:	Dr. Susanne Zech
	Title:	Senior Counsel – Governance & Markets